Exhibit 99.1

Allotment of Ordinary and ‘A’ Ordinary Shares pursuant to the Rights Issue

Further to the Press Release issued by Tata Motors Limited (the “Company”) on May 7, 2015 with respect to the Rights Issue, we hereby announce that the Company has allotted 150,490,480 Ordinary Shares (including 32,049,820 Ordinary Shares represented by American Depositary Shares) and 26,509,759 ‘A’ Ordinary Shares pursuant to the Rights Issue. 154,279 Ordinary Shares and 20,531 ‘A’ Ordinary Shares have been kept in abeyance.